UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-41999

Linkers Industries Limited
(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Entry into a Material Definitive Agreement.

On October 16, 2025, Linkers Asia Pacific Limited (“Linkers Asia”), a wholly owned subsidiary of Linkers Industries Limited (the “Company”) entered into a Share Sale and Purchase Agreement (“SPA”), with Mr. Man Tak Lau, the chairman of the board of directors of the Company, for the purchase of 104,000 shares, or twenty (20) percent of the outstanding shares, of LPW Electronics Co., Ltd. (“LPW”).

The Company also announced the SPA through a press release dated October 17, 2025, a copy of which is being filed as Exhibit 99.1 to this Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated October 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkers Industries Limited

Date: October 17, 2025	By:	/s/ Wai Kee Kan
	Name:	Wai Kee Kan
	Title:	Director and Chief Executive Officer

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